DLA Piper Rudnick Gray Cary US LLP
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June 14, 2005	OUR FILE NO. 341209-900600

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Mr. David Ritenour

Re:	Finisar Corporation Registration Statement on Form S-3 Filed May 18, 2005 File No. 333-125034

Dear Mr. Ritenour:

Finisar Corporation (the “Company”) is filing herewith a pre-effective amendment to the Registration Statement on Form S-3 (File No. 333-125034) filed with the Securities and Exchange Commission (“Commission”) on May 18, 2005. In a letter dated May 20, 2005, the Staff of the Commission requested that the Company provide an analysis regarding the requirements to disclose the issuance of unregistered securities under Item 3.02 of Form 8-K for two recent transactions. In a letter dated May 31, 2005 from Jeffrey M. Jones of the law firm of Durham Jones & Pinegar, P.C., the Company responded to the comment letter and requested a waiver with respect to the timeliness requirements of Instruction I.A.3 to Form S-3 with respect to two current reports on Form 8-K/A that were filed on May 23 and 24, 2005. As of this date, there has been no response to the Company’s request for a waiver. If the waiver is not granted, the Company would not be eligible to use Form S-3.

The Company’s most recent fiscal year ended on April 30, 2005; audited financial statements as of and for the fiscal year ended April 30, 2005 will not be available until the Company files its Annual Report on Form 10-K for such fiscal year. The amendment to the registration statement filed today, which converts the registration statement to Form S-1, is being made at this time because the Company’s audited balance sheet as of April 30, 2004 becomes “stale” under Item 3.01 of Regulation S-X on June 15, 2005. The information about the Company, including its financial statements, included in the Form S-1 registration statement has been derived from the Company’s Form 10-K/A for the fiscal year ended April 30, 2004 and Form 10-Q for the third fiscal quarter ended January 31, 2005. This information would have been incorporated by

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Securities and Exchange Commission
June 14, 2005
Page Two

reference into the registration statement on Form S-3, but has been set forth in its entirety in the registration statement on Form S-1.

Please do not hesitate to contact the undersigned at (650) 833-2282 or Dennis C. Sullivan of this office at (650) 833-2243 if you have any questions concerning this filing.

Very truly yours,

DLA Piper Rudnick Gray Cary US LLP

/s/ Joe C. Sorenson

Joe C. Sorenson
joe.sorenson@dlapiper.com

Admitted to practice in California

cc:	Mr. Jerry S. Rawls Mr. Stephen K. Workman Jeffrey M. Jones, Esq. Dennis C. Sullivan, Esq.

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